

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2011

Via E-mail
Mr. Mark T. Ray
Chief Financial Officer
MedPro Safety Products, Inc.
145 Rose Street
Lexington, KY 40507

> **RE:** **MedPro Safety Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 7, 2011**
> **File No. 000-52077**

Dear Mr. Ray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Exhibit 32

1. The certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) must be signed by an issuer's principal executive and principal financial officers. The certifications furnished here and in your prior Form 10-Q filings however, are signed by the corporation. Accordingly, please amend your Form 10-Q to include the required certifications signed by the principal executive and principal financial officers. Refer to

Exchange Act Rule 13a-14b. This comment also refers to your Forms 10-Q for the periods ended March 31, 2011 and June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kevin Kuhar, Reviewing Accountant, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 or Geoff Kruczek at (202) 551-3644 if you have any other questions. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

/s/ Kevin Kuhar for

Jeffrey Jaramillo
Accounting Branch Chief